March 23, 2026

Lucinda Warren
Chief Financial and Business Officer
Cue Biopharma, Inc.
40 Guest Street
Boston, Massachusetts 02135

       Re: Cue Biopharma, Inc.
           Registration Statement on Form S-3
           Filed March 16, 2026
           File No. 333-294366
Dear Lucinda Warren:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Caroline Dotolo, Esq.